EXPENSE LIMITATION AGREEMENT

CM ADVISORS FAMILY OF FUNDS

This Agreement is made and entered into effective this 30th day of May, 2014, by and between the CM Advisors Defensive Fund (the "Fund"), a series of shares of the CM Advisors Family of Funds, a Delaware statutory trust (the "Trust") and Van Den Berg Management I, Inc. d/b/a CM Fund Advisors, a Texas corporation (the "Advisor").

WHEREAS, the Trust is a Delaware statutory trust organized under the Amended and Restated Agreement and Declaration of Trust (the "Declaration of Trust") dated March 24, 2003 and is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company of the series type; and
WHEREAS, the Fund is a series of the Trust; and

WHEREAS, the Trust and the Advisor have entered into an Investment Advisory Agreement dated May 30, 2014 (the "Advisory Agreement"), pursuant to which the Advisor provides investment advisory services to the Fund; and

WHEREAS, the Fund and the Advisor have determined that it is appropriate and in the best interests of the Fund and its shareholders to limit the expenses of the Fund, and, therefore, have entered into this Agreement, in order to maintain the Fund's expense ratio within the Operating Expense Limit, as defined below.
NOW, THEREFORE, in consideration of the mutual covenants herein contained, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:
1.	Expense Limitation.

(a)            Applicable Expense Limit.  To the extent that the aggregate expenses of every character, including but not limited to investment advisory fees of the Advisor (but excluding interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of the Fund’s business, dividend expense on securities sold short, “acquired fund fees and expenses” as that term is described in the Fund’s prospectus, and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act) incurred by the Fund in any fiscal year ("Fund Operating Expenses"), exceed the Operating Expense Limit, as defined in Section 1(b) below, such excess amount (the "Excess Amount") shall be the liability of the Advisor.

(b)            Operating Expense Limit.  The Fund's maximum operating expense limit (the "Operating Expense Limit") shall be that percentage of the average daily net assets of the Fund as set forth on Schedule A attached hereto and incorporated by this reference.

(a)            Method of Computation.  To determine the Advisor's liability with respect to the Excess Amount, each month the Fund Operating Expenses for the Fund shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for any month exceeds the Operating Expense Limit of the Fund, the Advisor shall first waive or reduce its investment advisory fee for such month by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Operating Expense Limit.  If the amount of the waived or reduced investment advisory fee for any such month is insufficient to pay the Excess Amount, the Advisor shall also remit to the Fund an amount that, together with the waived or reduced investment advisory fee, is sufficient to pay such Excess Amount.

(d)            Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced and other payments remitted by the Advisor to the Fund with respect to the previous fiscal year shall equal the Excess Amount.
2.	Term and Termination of Agreement.
This Agreement be effective with respect to the Fund as of the day and year first above written and shall continue in effect until June 30, 2015, and from year to year thereafter provided each such continuance is specifically approved by a majority of the Trustees of the Trust who (i) are not "interested persons" of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement ("Non-Interested Trustees"). Nevertheless, this Agreement may be terminated by either party hereto, without payment of any penalty, upon written notice ninety (90) days prior to the end of the then-current term of the Agreement to the other party at its principal place of business; provided that, in the case of termination by the Trust, such action shall be authorized by resolution of a majority of the Non-Interested Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Trust. Any termination pursuant to this paragraph 2 shall become effective, unless otherwise specifically agreed upon, on the last day of the then-current term of the Agreement.
3.	Miscellaneous.
(a)            Captions.  The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.
(b)            Interpretation.  Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust's Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust's Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Funds.
(c)            Definitions.  Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first above written.

CM ADVISORS DEFENSIVE FUND, A SERIES OF THE CM ADVISORS FAMILY OF FUNDS

/s/ Arnold Van Den Berg
By:	Arnold Van Den Berg
Title:	President

VAN DEN BERG MANAGEMENT I, INC. D/B/A CM FUND ADVISORS

/s/ Scott Van Den Berg
By:	Scott Van Den Berg
Title:	President

Schedule A
to the
Expense Limitation Agreement
between
CM Advisors Family of Funds (the "Trust")
and
Van Den Berg Management I, Inc.
D/B/A CM Fund Advisors
 (the "Advisor")

Dated as of May 30, 2014

Fund	Operating Expense Limit

CM Advisors Defensive Fund
Class I Shares	1.50%
Class R Shares	1.50%

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